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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. The article is posted on HP's internal web site.


FIELDING THE TOUGH ONES
JACK WELCH, CNBC INTERVIEW CARLY

In a February 7 television interview, CEO Carly Fiorina responded to a series of pointed HP-Compaq merger-related questions from a panel that included former General Electric CEO Jack Welch and several CNBC journalists.

Welch asked Fiorina to comment on Walter Hewlett's argument that the European Commission was able to approve the deal quickly because HP and Compaq's competitors "want this deal to go through." Hewlett's argument implied, said Welch, that since the merger would allow competitors to take advantage of the resulting "chaos in the industry," they didn't raise opposition to the deal.

Fiorina replied that the European Commission demonstrated an exceptionally "thorough" and "professional" process in determining that the merger was not anti-competitive. "We didn't politicize it and we didn't publicize it," she said. "We stuck with the substance of the case, and I think they concluded that while we've become a stronger competitor, this is a pro-competition case."

Later in the interview, Welch said that on a recent visit to the San Francisco Bay Area, he observed two "camps" weighing in with very different opinions on the merger. How, he wondered, is the momentum shifting inside the company?

Fiorina would place most employees in one of three groups, she said: "There are some who resist change and we continue to work with them. There are some who have legitimate concerns and questions, and for them, we continue the communication process of why this is the best step forward. And I think there's a third camp of employees who understand this and are actually very enthusiastic.

"But I have no doubt that the people of HP and the people of Compaq can execute this as they're demonstrating in the market every day and can integrate these two companies."



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TURNING OF THE TIDE

When asked about why she appears confident about winning the shareowner vote, Fiorina reminded interviewer David Favor that she cannot predict the outcome of the vote. However, she noted that she is witnessing a "momentum shift" regarding the merger.

"Beyond that, my confidence comes ultimately from the rationality and good judgment of the owners of this company," she stated. When these owners -- institutional and retail shareowners -- hear the specifics of the case, good judgment, rather than the "generalities of headlines," will prevail, she added.

During the interview, Carly stressed that the decision to merge with Compaq culminated from an extensive two-and-a-half year process of planning and deliberation by the board.

"Every alternative that our critics have proposed," she said, "we have looked at carefully and we have rejected, not because it's not doable, but because it's not as good" as the merger.

When CNBC journalist Joe Kerner prodded Carly to comment on Walter Hewlett's opposition to the merger, she declined to speculate on the board member's decisions.

"I certainly understand anyone's right to vote their own shares," she said. "But, frankly, I can neither justify or explain Walter's actions as a board member, so I won't try. But the reality is this is not about Walter and this isn't even about me. This is about the company and it is about whether or not we are going to do what is right to create shareowner value."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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